UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bullfrog Gold Corp.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

US12021A1079
(CUSIP Number)

Barrick Gold Corporation
Brookfield Place, TD Canada Trust Tower,
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario Canada M5J 2S1
(800) 720-7415

Copy to:
Andrew J. Pitts, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
212-474-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. US12021A1079

1	NAMES OF REPORTING PERSONS
Barrick Gold Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
109,200,000(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
109,200,000(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
109,200,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Barrick Gold Corporation owns 54,600,000 shares of Common Stock and warrants (the “Warrants”) to purchase an additional 54,600,000 shares of Common Stock as further described under Item 5 of this Schedule 13D.

(2)  Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, the shares of Common Stock issuable upon exercise of the Warrants are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class beneficially owned by Barrick, although these shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.  Accordingly, Barrick’s percentage ownership is calculated based on an assumed number of shares outstanding equal to 380,430,237, which represents the sum of (i) the 325,830,237 shares of Common Stock outstanding after giving effect to the transactions occurring on or prior to the date hereof as described in the Current Report on Form 8-K filed by Bullfrog Gold Corp. on October 29, 2020 and (ii) 54,600,000 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by Barrick.  The foregoing assumed number of shares outstanding does not include shares of Common Stock issuable upon the exercise of any other outstanding options, warrants, rights or conversion privileges.

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”)

(b)	Name of Issuer:

Bullfrog Gold Corp. (the “Issuer”)

(c)	Address of Issuer’s Principal Executive Offices:

Suite 555 – 999 Canada Place
Vancouver, BC V6C 3E1

Item 2.	Identity and Background

(a)	Name of Reporting Person:

Barrick Gold Corporation (“Barrick” or the “Reporting Person”)

(b)	Address of Principal Business Office:

The principal business office of Barrick and each of its executive officers is

Brookfield Place, TD Canada Trust Tower,
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario Canada M5J 2S1

(c)	Occupation, Employment and Other Information:

The principal business of Barrick and each of its executive officers is gold mining. The additional information required for Barrick’s directors and executive officers is set forth in the table below.

Directors of Barrick Gold Corporation
	Citizenship	Name of Employer and Occupation	Address of Employer	Principal Business
Mark Bristow	South Africa	Barrick Gold Corporation – President and Chief Executive Officer	Brookfield Place, TD Canada Trust Tower, Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario Canada M5J 2S1	Gold mining
Gustavo A. Cisneros	Spain, Venezuela and Dominican Republic	The Cisneros Group – Chairman	2 East 78th Street, New York, New York 10075	Media, entertainment, telecommunications and consumer products organization
Christopher L. Coleman	United Kingdom	Rothschild & Co. – group head of banking	New Court St Swithin’s Lane, London EC4N 8AL, United Kingdom	Investment banking
J. Michael Evans	Canada	Alibaba Group Holding Ltd. – President and Director	969 West Wen Yi Road, Yu Hang District, Hangzhou, 311121, China	Technology company
Brian L. Greenspun	USA	Greenspun Media Group – Chairman and Chief Executive Officer	2275 Corporate Circle, Henderson, NV 89074	Media company
		Las Vegas Sun – Publisher and Editor	2275 Corporate Circle, Henderson, NV 89074	Newspaper
J. Brett Harvey	USA	Corporate Director	N/A	N/A
Andrew J. Quinn	United Kingdom	Corporate Director	N/A	N/A
Loreto Silva	Chile	Bofill Escobar Silva Abogados – Partner	Av. Apoquindo 3472, Piso 19, las Condes, Santiago, Chile CP 7550105	Law firm
John L. Thornton	USA	Barrick Gold Corporation – Executive Chairman	Brookfield Place, TD Canada Trust Tower, Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario Canada M5J 2S1	Gold mining

Executive Officers of Barrick Gold Corporation
	Citizenship	Name of Employer and Occupation
John L. Thornton	See above	See above
Mark Bristow	See above	See above
Graham Shuttleworth	South Africa and United Kingdom	Senior Executive Vice-President, Chief Financial Officer
Kevin Thomson	Canada	Senior Executive Vice-President, Strategic Matters
Grant Beringer	South Africa	Group Sustainability Executive
Mark Hill	Australia	Chief Operating Officer, Latin America and Asia Pacific
Willem Jacobs	South Africa	Chief Operating Officer, Africa and Middle East
Robert Krcmarov	Canada and Australia	Executive Vice-President, Exploration and Growth
Rodney Quick	South Africa and United Kingdom	Mineral Resource Management and Evaluation Executive
Catherine Raw	United Kingdom	Chief Operating Officer, North America
Darian Rich	USA	Human Resources Executive
John Steele	United Kingdom	Metallurgy, Engineering and Capital Projects Executive
Greg Walker	Australia	Executive Managing Director, Nevada Gold Mines
Lois Wark	United Kingdom and South Africa	Group Corporate Communications and Investor Relations Executive

(d)	Criminal convictions:

None of Barrick, its directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings:

None of Barrick, its directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Barrick or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Barrick is a corporation organized under the laws of British Columbia. The citizenship of each of Barrick’s directors and executive officers is set forth in the table above.

Item 3.	Source and Amount of Funds or Other Consideration:

On October 9, 2020, the Issuer entered into a membership interest purchase agreement (the “Purchase Agreement”) with Homestake Mining Company of California (“Homestake”), and Lac Minerals (USA) LLC (“Lac Minerals” and together with Homestake, the “Barrick Parties”).  Pursuant to the Purchase Agreement, the Issuer purchased from the Barrick Parties, and the Barrick Parties sold to the Issuer, all of the equity interests (the “Equity Interests”) in Bullfrog Mines LLC (“BMLLC”), the successor by conversion of Barrick Bullfrog Inc. (the “Acquisition Transaction”) on October 26, 2020.

Pursuant to the Acquisition Transaction, in consideration for the purchase of the Equity Interests in BMLLC, the Issuer has issued to Barrick, (i) 54,600,000 units of the Issuer (the “Units”), each Unit consisting of one share of Common Stock and one four-year warrant to purchase one share of Common Stock at an exercise price of C$0.30, (ii) a 2% net smelter returns royalty granted on all minerals produced from the Patented Claims and the Unpatented Claims (each as defined in the Purchase Agreement), pursuant to a royalty deed among BMLLC and the Barrick Parties, and (iii) certain investor rights, including anti-dilution rights, pursuant to an investor rights agreement dated as of October 26, 2020 (the “Investor Rights Agreement”), among the Issuer, Augusta Investments Inc., and Barrick. Pursuant to the Investor Rights Agreement, the Issuer has granted to Barrick the right to designate one member of the Board of Directors of the Issuer, subject to the terms and conditions set forth therein.

The foregoing descriptions of the Purchase Agreement and the Investor Rights Agreement do not purport to be complete and each is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated by reference as Exhibit 1, and the Investor Rights Agreement, which is incorporated by reference as Exhibit 2.

Item 4.	Purpose of Transaction:

Item 3 of this Schedule 13D summarizes certain provisions of the Purchase Agreement and the Investor Rights Agreement and is incorporated herein by reference.

Barrick, through the Barrick Parties, acquired the Units for investment purposes. Barrick may, from time to time, subject to the terms of the Investor Rights Agreement, the terms of such securities and any applicable legal requirements, acquire additional Common Stock, Warrants or other securities of the Issuer or dispose of some or all of the Common Stock, Warrants or other securities of the Issuer that it owns at such time.  Except as otherwise disclosed in Item 3, Barrick currently has no plans or intentions that relate to or would result in any of the actions listed in subparagraphs (a)-(j) of Item 4 of Schedule 13D, but depending on market conditions, general economic conditions and industry conditions, the trading prices of the Issuer’s securities, the Issuer’s business and financial condition and prospects and/or other relevant factors, Barrick may develop such plans or intentions in the future.

See Item 3 for a proposed change to the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer:

(a)

In addition to the 54,600,000 shares of Common Stock, Barrick also owns Warrants to purchase an additional 54,600,000 shares of Common Stock.  Barrick is deemed to beneficially own the 54,600,000 shares of Common Stock issuable upon exercise of the Warrants. Barrick has sole voting power and sole dispositive power with respect to a total of 109,200,000 shares of Common Stock.

The aggregate amount of shares of Common Stock beneficially owned by Barrick represents approximately 28.7% of the Common Stock as calculated for purposes of this Schedule 13D.  Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, the shares of Common Stock issuable upon exercise of the Warrants are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class beneficially owned by Barrick, although these shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.  Accordingly, Barrick’s percentage ownership is calculated based on an assumed number of shares outstanding equal to 380,430,237, which represents the sum of (i) the 325,830,237 shares of Common Stock outstanding after giving effect to the transactions occurring on or prior to the date hereof as described in the Current Report on Form 8-K filed by Bullfrog Gold Corp. on October 29, 2020 and (ii) 54,600,000 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by Barrick.  The foregoing assumed number of shares outstanding does not include shares of Common Stock issuable upon the exercise of any other outstanding options, warrants, rights or conversion privileges.

(b)	Number of shares as to which Barrick has:

(i)	Sole power to vote or to direct the vote: 109,200,000 shares.

(ii)	Shared power to vote or to direct the vote: 109,200,000 shares.

(iii)	Sole power to dispose or direct the disposition: 109,200,000 shares.

(iv)	Shared power to dispose or direct the disposition: 109,200,000 shares.

(c)	The information provided in Item 3 is hereby incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 3 of this Schedule 13D summarizes certain provisions of the Purchase Agreement and the Investor Rights Agreement and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 1 – Membership Interest Purchase Agreement dated as of October 9, 2020, among Homestake Mining Company, Lac Minerals (USA) LLC and Bullfrog Gold Corp. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 15, 2020).

Exhibit 2 – Form of Investor Rights Agreement dated as of October 26, 2020, among Bullfrog Gold Corp., Barrick Gold Corporation and Augusta Investments Inc. (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 29, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2020

BARRICK GOLD CORPORATION

By:	/s/ Richie Haddock
	Name:	Richie Haddock
	Title:	General Counsel